Exhibit (a) (10)


                                DANA CORPORATION
                            MODERATOR: MICHELLE HARDS
                                  JULY 23, 2003
                                  8:30 A.M. EST


OPERATOR: Welcome to Dana Corporation's second-quarter conference call. This call is being tape-recorded. The format for today's conference call includes remarks by Dana's Chairman and Chief Executive Officer, Joe Magliochetti, and Bob Richter, Vice President and Chief Financial Officer, followed by a question-and-answer session.

At this time, I would like to begin the presentation by turning the call over to Michelle Hards, Director of Investor Relations. Please go ahead, Michelle.

MICHELLE HARDS, DIRECTOR OF INVESTOR RELATIONS, DANA CORPORATION: Thanks, Maria.

Good morning, everyone, and welcome to Dana Corporation's second-quarter 2003 conference call.

We have issued our second-quarter earnings release. And as required by recent SEC rules, we have filed a copy of it with SEC in a current report on Form 8-K. This report is available on our Web site at www.dana.com, on the investor page under SEC filings.

During this call, as in the past, we will be discussing Dana's financial statements with DCC shown on an equity basis. Under recent SEC rules we have included in our earnings release a presentation of the most comparable GAAP financial measures, and a reconciliation of the differences between the non-GAAP measures with the DCC on an equity basis, and the GAAP measures with the DCC on a consolidated basis. If you would like a paper copy of the earnings release, please call my office at area code 419-535-4635, and we'll fax it to you promptly.

Today's call is supported by a slide presentation, again located on the dana.com investor page. This is a reminder; our Webcast system enables you to direct questions to us via the Internet throughout the presentation. Joe and Bob will answer as many questions as time permits, and all bon a fide questions will receive a follow-up response.

Please turn to slide two. I'd like to remind everyone that today's conference-call remarks will include forward-looking statements. These statements are based on current knowledge, and is all the assumptions uncertainties and risks. Our actual results could differ materially from those which are anticipated or projected due to a number of factors that we will be discussing, and others set forth in our SEC report. This conference call, and its supporting visuals, may not be recorded, copied or rebroadcast without Dana's written consent.

Continuing on to slide three, I'd like to begin today's conference call by introducing Dana's Chairman and CEO, Joe Magliochetti. Joe?

JOE MAGLIOCHETTI, CHAIRMAN and CEO, DANA CORPORATION: Thanks, Michelle and good morning.

And thank you, everyone, for joining our call today. We obviously have a lot to discuss with you, so let's get right to it. We plan to cover three topics today; a discussion of our Board's response to ArvinMeritor's recent unsolicited offer, a discussion and analysis of our second-quarter performance, and finally, a review of Dana's business strategy and how we are positioned for enhanced earnings growth moving forward. Finally, we'll conclude with a question-and-answer session.

On July 8th, ArvinMeritor announced plans to launch an unsolicited, unfinanced opportunistic and highly conditional $15-per-share tender offer for Dana. On July 9th, they formally initiated the tender. Since then, Dana's Board of Directors, our management team and financial and legal advisors have carefully analyzed the offer to determine its potential impact on the interests of Dana and it's shareholders. Following a series of Board meetings, yesterday Dana filed a schedule 14D-9 with the SEC in which the Board recommended that shareholders not tender their stock in response to this offer.

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In slide number five, I'd like to share with you some of the reasons behind
Dana's Board's recommendation. First, the offer is a financially inadequate high-risk proposal that fails to fully recognize Dana's premier franchise in the vehicular industry. Second, the offer is highly opportunistic. As such it essentially denies Dana's shareholders the full benefits of the Company's restructuring and strategic plan that we have been working on over the past 18 months. Our restructuring plan is nearing completion, and we're on track to exceed our original commitments for a facility rationalizations and work-force reductions. We expect to begin to fully realize the benefits of this restructuring by the end of this year.

Finally, the ArvinMeritor offer is highly conditional. For today, I'd like to highlight two such conditions, a lack of financing and anti-trust concerns that create significant uncertainty as to whether the offer could be completed regardless of the circumstances.

Moving to slide number six, I'd like to expand, then, each of these points. Our Board has concluded that ArvinMeritor's offer does not adequately reflect the value of Dana, and is less than the value we can achieve under our current strategic plan. The Board and management have carefully reviewed Dana's strategic plan, and noted that it calls for 2003 earnings-per-share, and 2004 earnings, significantly higher than the current Street estimates. The strategic plan that we are executing is expected to produce 2003 estimated earnings-per-share of $1.31 to $1.44, and 2004 estimated earnings-per-share of more than $2.00. We're on the right path. And Dana is well positioned to achieve its earnings growth in 2004.

We have also received opinions from our financial advisors that ArvinMeritor's offer is inadequate from a financial point of view. Additionally, it's worth noting that the stock continues to trade above the offer price.

Let's move to slide number seven. We also believe the offer is opportunistic, as Dana's stock price was near it's 51-week low when ArvinMeritor first approached Dana. The offer was also presented at a time when our business is poised for improved performance for several reasons. Number one, we have said publicly that our run-rate in the fourth quarter will just begin to reflect the full benefit of our restructuring plan. Secondly, a recovery is continuing in the heavy-duty vehicle market, where volumes are expected to grow from 188,000 units in 2002 to approximately 280,000 in 2005. And finally, we will soon fully absorb the start-up costs that have been associated with our seven new product launches, and generate improved profitability.

Let's move to slide number eight. ArvinMeritor's offer is also highly conditional. First, ArvinMeritor must raise the necessary financing, which they have yet to do. Second, the offer is conditioned on satisfying Hart-Scott-Rodino regulatory requirements. These first two points I will come back to in a moment. In addition, there are numerous other conditions to the offer that we won't have time to discuss today.

Now let's move to slide number nine. The financing condition may be a substantial obstacle to completing the offer. The size of the financing required, as well as the resulting pro forma credit ratios, provide significant financing risks for ArvinMeritor. The resulting 88-percent pro forma debt-to-capital ratio, based on ArvinMeritor's own disclosures, would be among the highest in our industry. The amount of external new financing would be significant, several billions of dollars.

In addition to the financing to purchase Dana's shares, there would be approximately $1 billion of existing Dana debt that they would more than likely need to refinance at a substantial premium. In addition to the leverage incurred to finance the purchase of Dana's shares, and the assumed debt, there are significant pension and OPB liabilities. These are other post-employee benefit liabilities that would impact the overall leverage of the combined entities. The rating agencies have already indicated their concern over the resulting leverage in the proposed combination. Lastly, we believe the difficult history of highly-leveraged transactions in our industry may also make financing the transaction, a substantial challenge.

Moving to slide number 10. On the anti-trust front, we believe that serious issues could prevent ArvinMeritor from completing the offer. Specifically in the medium and heavy-duty markets for axles, drive shafts and foundations, breaks, the combined entity would have market shares ranging from 80 to 100 percent. Through our respective joint arrangements with Seton (ph) and ZedF (ph), we are the only North American suppliers of complete heavy-truck drive-train systems. As a result, the transaction is very likely to be subject to intensive scrutiny from government

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anti-trust authorities, and may result in litigation to block the offer. This issue presents significant uncertainty and instability for our shareholders and our customers.

Moving to slide number 11 - Dana's Board was committed to fully evaluating this offer, and is focused on building value for Dana's shareholders. The Board actively monitors the Company's progress in meeting the goals of the business plan, and takes this obligation very seriously. The Board is actively involved in setting the strategic direction of Dana and evaluating the Company's strategic alternatives. Dana's Board is clearly focused on safeguarding the interests of our shareholders, and building shareholder value.

Let's move to slide number 12. To recap, the Board recommends that you reject the ArvinMeritor proposal for the following reasons. First, the offer is inadequate and fails to recognize the Company's value and unique capabilities. We also believe the offer is opportunistic in that ArvinMeritor is attempting to acquire Dana just as it completes its restructuring, just as the heavy-duty market is expected to improve, and just as we are poised for an improvement in operations. We believe that these critical factors are not yet reflected in Dana's stock price.

Additionally, the structure of their offer would deprive all Dana's shareholders, particularly those who don't accept the offer, of the opportunity to realize the full value of their investment in the Company. Finally, the ArvinMeritor offer is highly conditional, which means there is great uncertainty to the ArvinMeritor's ability to complete the transaction. ArvinMeritor has been unable to identify its specific financing plans despite needing to raise substantial new debt to fund the transaction. As I mentioned earlier, another condition to the offer is clearing anti-trust concerns, which we believe would be a substantial challenge.

In summary, the proposal is a financially inadequate, opportunistic, high-risk proposal, and we recommend that Dana's shareholders not tender their shares to ArvinMeritor's proposal. Given the Company's opportunities and expected near and long-term growth prospects, the management and Board believes that the shareholder value created under the current strategic plan is greater than the offer.

Now let me turn it over to Bob Richter for a review of our second quarter. And I'll be back to discuss Dana's outlook later in the presentation. Bob?

BOB RICHTER, CHIEF FINANCIAL OFFICER, DANA CORP.:  Thanks, Joe.

And good morning, everyone. You should be looking at slide 13 now, which gives you a quick summary of our second quarter. This year our sales came in at 2.5 billion, down slightly from last year's 2.6 billion. Frankly, the full extent of our market's weakness was masked by some major currency movements, which inflated our sales by approximately 90 million. Net income, however, was even at 52 million for both years. The same holds true for our EPS, which was 35 cents in both years.

Looking at slide 14, this chart shows our quarterly results by business unit, compared to the last-year's second quarter. As I said earlier, the top line of each business unit was impacted by the weaker dollar, which added 92 million to sales for the quarter. The currency impact was more than offset by the underlying decrease in sales due to lower production levels. In the automotive systems group, sales were up 27 million due to currency.

Therefore the volume-related sales decline was 31 million. In addition to the lost margin on these sales, this group is still absorbing start-up costs associated with several new programs within our Structural Solutions group. These costs were six million greater on an after-tax basis than in the second quarter of 2002. We expect that these start-up costs will diminish as we approach the fourth quarter, when we'll benefit from the new product launches.

The biggest shortfall is in the automotive after-market group. As you may recall, we were down from last year in the first quarter as well. We talked at that time about a shift in product mix away from our premium branded product, to lower-margin second-line product. This continues to be a challenge for us, especially in the brake business. The biggest impact, however, relates to the continued softness we're seeing in this market. We've taken action to reduce staffing in the brake group. And the cost of those actions also negatively affected the quarterly profit.

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Our engine and fluid, and heavy-vehicle groups experienced higher sales due to currency of 28 million and 26 million respectively. Currency-adjusted sales in this group also decreased in line with lower production in the respective markets.

The unusual items in the quarter include 7.5 million of gains from DCC asset sales, which are offset in part by a 2.5 million additional cost associated with the closing of the sale of the engine-management business to Standard Motor Products.

Please turn to slide number 15. This slide brings you up to date on where we are with the sale of the DCC portfolio. When we announced our intention to exit these businesses in late 2001, we were looking at the pie chart on the left. While we knew, for tax and other reasons, that we'd be retaining about 900 billion in assets shown in the blue for a few years, we've been actively working on the sale of the assets held by the three operating groups of DCC shown in yellow, red and green. At the end of 2002, the total portfolio was down to one billion, 650 million.

You'll recall that we sold about 80 million in assets in the first quarter. And we sold another 80 million during the second quarter. We realized 7.5 million in gains from DCC asset sales during the quarter. In total, since the start of the process, we've sold 710 million of portfolio assets, and recorded net gains of
49.5 million after tax. The total portfolio assets now stand at one billion 490 million, and we'll continue to work on the rest of the yellow and red slices of the pie as we move through the balance of the year.

Please turn to slide number 16. As already mentioned, sales benefited 92 million this quarter from stronger international currencies. Gross margins are down compared to a year ago because the lost contribution margin on the lower currency-adjusted sales is much bigger than any pickup we receive from currency translation. SG&A is up a bit because of currency and higher costs associated with adjusting certain stock-based compensation plans for the upward movement in our stock price.

Adjusting for the additional compensation expense, the currency effect, SG&A would have been eight million lower. The recurring operational SG&A continues to be lower in relation to year-ago levels as a result of our restructuring initiatives. The equity in the affiliate-earnings line includes DCC. Last year the second quarter included 27 million in gains on DCC asset sales, versus the
7.5 million in the current quarter, which accounts for most of the difference on that line from year to year. Lastly, discontinued operations this quarter is the engine-management business that was sold on June 30th. So this line will disappear next quarter.

Please turn to slide number 17. Here's the cash flow statement. Again, we're showing you the comparative analysis for both the second quarter of each year and the full six months. Very pleased to report that we ended June with our net debt position being flat with the end of last year, and down 166 million since March 31st. No question, the proceeds from the sales of our engine management and frame operation in Thailand were the big driver. However, we've also been controlling our capital spending, and that helped as well. Working capital increased slightly from the end of the first quarter.

This should be the peak for the year, and it will start its normal seasonal decline from now to the end of the year. A slide detailing the change in working capital is available at the end of this presentation. But given the amount of material to be covered today, we won't be reviewing this analysis in detail, and just provided the extra slide as supplemental information for those obsessed with crunching numbers.

Moving to slide number 18, this slide reports on the movement in our capital structure over the last six months. The operations column reflects the fact that our net debt is unchanged, at least due to operating forces, while our equity increased 90 million. That's the 93 million in net income that we reported, less the $3 million of dividends we paid out.

In the other column, the 36 million increase of net debt reflects 26 million of currency movements, and 10 million of increased value of our interest-rate swaps. On the equity line, all but three million of the 213 million increase relates to foreign currency translation. As a result of these movements, our net debt-to-capital ratio was down to 52.8 percent, a major improvement from the 57 percent at the beginning of the year.

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Turning to slide number 18; you see our debt portfolio at June 30th, which was an average life of 10.4 years, and including the affect of the interest-rate swaps, an average cost of 5.85 percent. The only debt due in the next few years is the 250 million that matures in March of '04 that is now reported as short-term debt. Please note that we did not have any borrowings under either our $400 million accounts receivable program, or our $400 million bank revolver. As a result, in combination with our cash position, our liquid resources totaled just short of a billion 350.

Please turn to slide number 20. In our last conference call, we increased our guidance, saying that we expected to report net income for the full year somewhere between 195 million and 215 million. Given what we know today, frankly, we would have increased the guidance again this quarter if it weren't for the uncertainty of the cost associated with the ArvinMeritor offer. For now we'll stay with the 195 to 215 range, which would imply earnings-per-share of $1.31 to $1.44.

Please turn to slide number 20. This slide shows our current outlook for full-year cash flow. To be conservative we're working off the low end of the range of net income numbers we saw in the last slide. Due to the divestitures happening earlier than expected, and the tight control we're exercising over our cap ex, we've lowered our depreciation forecast to 340 million. We've also lowered our projection for working capital to 175 million from the 200 million we've discussed with you previously. This is not because we're letting up at all in our drive to lower our investment in this area. Part of our original 200-million goal related to a $25 million reimbursement for customer tooling in relation to the Thailand frame operations. We did get the money for the tooling.

It just appears a line below, because the money came from the buyer of that business as part of the divestiture proceeds rather than from the customers we expected. We've also reduced our capital-spend projection, for the full year, to 325 million, which is more consistent with our current pace. Over all, we should have excess cash in the $375 million to $425 million range at the end of the year, after covering the cash requirements of our restructuring program. Id like to add that these numbers do not include any further divestitures we might accomplish, nor do they include any dividend we might receive from DCC.

Please turn to slide number 22. This slide shows our return on invested capital on a rolling four-quarter basis, with net debt being used in the calculation of invested capital. These numbers have the non-recurring stuff taken out. So the improvement that you see is not due to the end of the restructuring charges or the realization of DCC gains. What it is, is a reflection of the benefits resulting from our restructuring initiatives, divestitures of non-core businesses and continuing emphasis on the outsourcing of non-core manufacturing. We've shown solid improvement since the announcement of our restructuring program in October of 2001.

And turning to slide number 23, we remain with our view that we will see continued improvement throughout the rest of 2003.

Please turn to slide number 24.  Joe?

JOE MAGLIOCHETTI:  Thanks, Bob.

I'll spend the next portion of today's call providing an update on the substantial progress we've already made in repositioning Dana for stronger performance. There's a number of important developments to discuss. As a starting point, this visual provides a breakdown of the contribution made by each of Dana's four strategic business units to our financial performance.

Moving to slide 25, you see the strong relationship we've forged with a diverse range of global customers. By securing new business from such customers as BMW, Nissan and Toyota, to name but a few, we continue to grow our presence with foreign-based OEMs that manufacture here in the United States. Recently we announced the award of new light-axle business with Toyota in South Africa. As many of you know, Dana is the sole provider of frames for Toyota in North America, as well as a major supplier of drive shafts.

Both of these business relationships began with Toyota, providing Dana with an opportunity to prove its abilities as a world-class supplier in a location outside of the U.S. of the test bed. We view this new business win as yet another opportunity to grow our presence with this important customer, and demonstrate our skills and abilities. And we

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plan to do this by demonstrating our ability to meet Toyota's rigid standards for quality, technology and dependability, all of which are Dana hallmarks.

Let's move to slide number 26. I'm pleased to report that our restructuring plan will be substantially complete by the end of this year. Let me recap just a few milestones. When we began this task, we estimated that restructuring costs would amount to approximately $445 million. We came in slightly under that original estimate. That's an after-tax number. We began this task; we set a target of 30 or more facility closures. We've delivered with 39 plant closures, 31 completed, eight in progress.

When we began, we pledged to reduce our workforce by 15 percent or more. Today our workforce has been reduced by 20 percent since the start of our restructuring. We promised to outsource substantial amounts of non-core components, and we've done so to the benefit of Dana. We pledged to divest ourselves of DCC assets. To date we have completed divestitures of more than $700 million. The result of these efforts is a Dana corporation that is positioned for growth.

As our restructuring program nears completion, our transformation efforts are reaching critical momentum. In the past, we've averaged three new product launches annually. Today we are in the process of rolling out seven programs, which are expected to begin delivering full returns in early 2004 and beyond. In the face of recent sector-wide challenges in the heavy-truck markets, Dana seized the opportunity to restructure its heavy-truck operations into a leaner, more nimble organization.

Today we are well positioned to capitalized on a resurgence in this traditionally cyclical sector. We expect heavy-duty truck volumes to increase from 175,000 to 180,000 units in 2003, to 245,000 to 255,000 units in 2004, and approximately 280,000 units in 2005. Our groundwork is in place, and Dana is right-sized for growth. We're able to position up to pursue opportunities with greater capital efficiency and a more viable cost structure.

Moving on to slide number 28, a core to our transformation efforts is our commitment to lead our industry by deploying the most advanced technology available. We know that technology drives price, and leads to new platform wins. For Dana this has meant $1.3 billion of new business over the past four years. This is translated into a growing and increasingly diversified customer base, as witnessed by our recent new business wins from current and new customers, and increased content per vehicle. Through innovation and technology, we are building our reputation as a more focused global leader in providing value-added product systems and services. Today I'm proud to say that we are more aggressive in the deployment of technology, and more innovative in product develop than at any time in our nearly 100-year history.

Let's turn to slide number 29. This slide highlights our net new business chart showing our projected incremental business through 2007. As I mentioned last quarter, this chart reflects a more conservative approach to logging and quantifying the value of programs we have secured for the future. The numbers reported are for business we have definitely received, with written commitments in hand. Not to be lost in all this is the fact that, during the second quarter, we picked up more than $20 million in net new business, growing our cumulative total over the five years from the base to nearly $5 billion.

Now let's move on to slide number 30. In conclusion, we have much to look forward to in the coming quarters, and even more to be excited about over the longer term. For 2004, we expect improved top-line performance, the direct result of increased heavy-duty volumes and continuing new business wins. At this time, we're also providing 2004 guidance of 300 million in net income, or approximately $2 a share. Likewise, we expect bottom line in cash flow improvements to continue, resulting from the completion of our restructuring program, substantially improved operating leverage and reduced start-up costs.

Looking long term, we expect annual top-line growth between six and seven percent, and continued margin improvement. We remain committed to strengthening our balance sheet, and returning to an investment-grade credit rating. And as our financial flexibility increases, we will re-examine our dividend policy.

Moving to slide number 31, with that, Bob and I would now be happy to entertain any questions you might have.

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OPERATOR: Today's Q&A session will be conducted electronically. If you would like to ask a question, you may signal us by firmly pressing the one and four digit on your touch-tone telephone. Dana will also answer questions from their Web sites. We will take as many questions as time permits. And we'll take your questions in the order that they are signaled.

For our first question, let's go to David Bradley of JP Morgan. Please go ahead with your question.

DAVID BRADLEY, JP MORGAN:  Good morning.

JOE MAGLIOCHETTI:  Hi, David.

DAVID BRADLEY: A couple things - one, a number of companies that have reported in this sector so far have reaffirmed their guidance for the year, but re-calendarized a bit, telling people to come down a little bit on Q3 and up on Q4. I'm looking at big-three production schedule it looked like sequentially will fall about 15 percent Q2 to Q3. And I'm wondering whether or not the consensus number of 25 cents doesn't look a little high relative to the number you just reported, unless you've got some gains on sale to float through there.

BOB RICHTER: Obviously we're going to be a little more weighted to Q4 than Q3, so I'd agree with your general observation. But frankly, the consensus earnings are below our guidance anyway.

DAVID BRADLEY:  For Q3 also?

BOB RICHTER:  Yes.

DAVID BRADLEY: OK. So you think you'll do better than the 25-cent consensus in Q3?

BOB RICHTER:  Yes.

DAVID BRADLEY: OK. And does that superior performance depend on any kind of asset sale gains, or not?

BOB RICHTER:  No.

JOE MAGLIOCHETTI: Not really, David. We're starting to see the benefit of our restructuring, as I mentioned earlier. And it's beginning to flow through the bottom line. Furthermore, we came into the year with a pretty conservative outlook in terms of industry volume. So we were pretty prudent in the management of the business.

BOB RICHTER: You know, just one more comment, Dave. As you well know, we've been kind of conservative on our guidance since we started this restructuring program. I think last year we upped the guidance six times during the year. This year we've done it twice so far. And as I said earlier, we would have done it again today, but for the uncertainty of the offer.

DAVID BRADLEY: OK. And then I'm also looking at the full-year guidance. Last quarter you gave us a 185 to 205 kind of base number, and then 10 million worth of one timers that pushed it up to 195 to 215. You've kept the 195 to 215, but it looks like the one-timer portion has gone up, given that you had some couple one timers in Q2. So of the two, of the 195 to 215, how much of that would be considered, you know, gain-on-sales sort of stuff?

BOB RICHTER: Same as before. I think what we're saying, David, is that the one timers that we would have added to that number are offset by the uncertainty of the cost associated with the offer. So we end up back where we started.

DAVID BRADLEY: Oh, OK. So you had something like, you know, 15 million of one-time gains this last quarter. So you're ...

BOB RICHTER: No, we didn't. It was five. It was seven-and-a-half on the DCC, less the two million extra on the state of motor-product sales.

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DAVID BRADLEY:  Don't you also have eight million from the Thai operation?

BOB RICHTER: We don't consider that an unusual item. Let me tell you a little bit about that, because I think Michelle's already gotten a couple of questions on that. This all relates to this global truck plan that was going to be the Chevy S10 and Isuzu I190. And when we got the contract, the deal was we had to build a plant to supply the Shreveport plant where GM was going to build the S10. And we had to have a plant in Thailand for the I190. After the contract was awarded, there were a ton of design changes coming out of Isuzu. And it ended up not being the same product as the S10. I think, during this period GM and Isuzu also changed their relationship.

And as a result, we found ourselves with a plant in Thailand that was producing components, not full frames, for a vehicle that was a whole lot different than we originally imagined. We had a big tooling bill as I mentioned. And we had the design and development cost that we were discussing recouping from the customer. The customer, rather than pay us direct said, "Look. Why don't we settle this this way? We'll find a supplier to pick up the whole business." And so in fact what happened was, we got reimbursed for the design development costs by the supplier who bought the business.

We got reimbursed for the tooling from the guy who bought the business, rather than getting a check from the customer. Had the check come from the customer, it would have been included in sales, and we wouldn't be having this conversation. We get checks from customers all the time, for design and development costs, that we don't talk about. So I don't think that the return address on the envelope, that the check came in, should make a difference in how we treat it.

DAVID BRADLEY:  OK.  Thank you very much.

OPERATOR: Thank you. Our next question is coming from Steve Girsky of Morgan Stanley.

STEVE GIRSKY, MORGAN STANLEY:  Hi.  Good morning, everybody.

UNKNOWN MALE #1:  Hi, Steve.

UNKNOWN MALE #2:  Hi, Steve.

STEVE GIRSKY: Just going to tic off a few quick ones. Just on the one you just answered, so that Thailand thing was - where was that? That wasn't in revenue? Was that in other income, or where was that thing?

BOB RICHTER: Yes, it came through as other income because technically it was a sale of a business.

STEVE GIRSKY:  OK.  And currency, the impact on EBIT?

BOB RICHTER:  Not a lot frankly.

STEVE GIRSKY:  Because it looked like your creditability was up a lot.

BOB RICHTER:  Hang on.  It was probably five after tax, eight before.

STEVE GIRSKY: OK. And can I just ask you about, Joe, about scale in your businesses? You guys have experience with buying a big after-market company. How important is scale in that business? And does a $3 billion after-market company have a lot more scale than a $2.2 billion after-market company? And is there a big benefit to that?

JOE MAGLIOCHETTI: You know I think, obviously, there's some efficiencies in the distribution mechanics, and the warehousing. But typically, the support that's required from the standpoint of sales, marketing, field representation, you know, there's not that much of a gain involved in that aspect.

STEVE GIRSKY: Right. And just on the pension, Bob, do you have any status on how your pension is doing year to date?

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BOB RICHTER: The funds up about 12 percent year to date. You know, we still maintain the concentration in the long-term treasury strips.

STEVE GIRSKY:  Right.  OK, thanks a lot.

JOE MAGLIOCHETTI:  Thanks, Steve.

OPERATOR:  Thank you.

Our next question is coming from Ronald Tadross of Bank of America.

RONALD TADROSS, BANK OF AMERICA: Thanks a lot. Good morning, everyone.

JOE MAGLIOCHETTI:  Hi, Ron.

RONALD TADROSS: Just going right into this ArvinMeritor thing, can you just go through why, if you are still opposed to talking with them.

JOE MAGLIOCHETTI: Ron, just a short answer on that is that, when we look at the combination of businesses there, we just don't see the business logic of a combination. And setting aside the valuation, the inadequacy of the valuation, all of the stumbling blocks with regard to anti trust and the conditions on financing and the other conditions of the offer. Just stepping back and looking at the industrial logic here, we just don't see the benefit of a combination.

Our focus has been to narrow the business of the Company to do fewer things extraordinarily well. And if you look at our industry - and I think most industries you'd find that the companies that typically perform best are those that are clearly focused. I think those that are involved in a multiplicity of businesses typically under perform. And in fact, there are very few success stories in that regard.

RONALD TADROSS: So you thing - it sounds like you think the benefit of any administrative costs, you know, reductions, would really be overwhelmed by the business risk issue?

JOE MAGLIOCHETTI: I think so. Furthermore I think that the, you know, the synergies that have been documented really are among the lowest synergies in a business combination of any of the recent transactions. So I think what we're saying here is, that there isn't a lot of savings in that regard. Here I'm talking about as a percent of total gross sales. So there's not a lot of benefit in that regard. And I think if we look to the range of products, and think about other businesses that have had significant portfolios, most of those companies have narrowed their focus down to the things that they do well so that they can better provide support for their customers.

RONALD TADROSS: But Joe, I guess that, you know, wouldn't it be less disruptive to your employees in your company if you just, you know, sat down and made your case like you're making it here, and then just, you know, got on with it? Couldn't this potentially drag on longer if you don't ...

JOE MAGLIOCHETTI: Ron, we've done all that. You know, we've responded several times to various proposals that have come forward. And it just doesn't make any sense to us to continue.

RONALD TADROSS: OK. And then on this $2 for next year, does that include gains on sale?

JOE MAGLIOCHETTI: That's operating net income. So we don't have anything extraordinary in that number.

RONALD TADROSS: And then do you need to take any restructuring charges to get to that $2 number?

BOB RICHTER:  No.

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JOE MAGLIOCHETTI: Our restructuring - most of our restructuring expense has already been booked in 2002. And so what we're seeing now is, we're starting to see the ultimate benefit of that. And our run rate, really, in the fourth quarter will just begin to reflect the performance that we think is more directly attributable to the restructuring.

RONALD TADROSS:  OK.  Thank you very much.

JOE MAGLIOCHETTI:  Yes.

OPERATOR:  Thank you.

Our next question is coming from Gary Lapidus of Goldman Sachs.

GARY LAPIDUS, GOLDMAN SACHS:  Good morning, one day early.

JOE MAGLIOCHETTI:  Hi, Gary.  How are you?

GARY LAPIDUS: OK. A couple questions - on the 2004 guidance, I think the slides mention a heavy-truck production forecast. Could you share with us what your thoughts are on the North American light-vehicle production that underlies that forecast?

BOB RICHTER:  For 2004?

GARY LAPIDUS:  Yes.

BOB RICHTER:  I think most people are talking 16, 16-and-a-half...

GARY LAPIDUS: OK. So with the $2, and at the 16 million level? And then when you have the plus sign, or greater than two, that allows the production up as high as 16-and-a-half? Is that the way to look at it?

BOB RICHTER: Yes. I think that's probably a fair way to look at it, Gary. You know, the other thing is that all the reports that we're seeing here suggest that, you know, ever so slowly the economy continues to improve. And hopefully we'll begin to see the increasing benefit of that as well as we go into the new year.

GARY LAPIDUS: OK. And to that end, I think earlier in the call you mentioned hitting your run rate by Q4.

BOB RICHTER:  Right.

GARY LAPIDUS: So the kinds of performance that we'll see in Q4, at the various segments, combined with the 16 million production rate, you think that's what carries you to the $2. Is that kind of the way to look at it? So whatever we see in Q4, extrapolated out to a full year of 16 million, that ought to be getting us to two bucks. And if it's not, there's something wrong with our models?

BOB RICHTER: It's close, Gary. We've got one or two plants we've still got to close. It probably won't happen until Q4, so we won't have the full benefit of those last couple plants. But it's getting close.

GARY LAPIDUS: OK. Could either of you guys maybe just give us a flavor of - without getting specific, unless you want to - customer reactions to this unsolicited offer, and what various customers think of these kinds of combinations, and what they're telling you?

JOE MAGLIOCHETTI: Well you know - I think obviously there's some concern. I think as I said in my remarks, if you look at the combination, particularly in the commercial vehicle side for medium and heavy vehicles, the combination of our businesses, both for heavy axle drive shaft and brakes, in some instances it represents an 80 to 100 percent market share. So clearly, you know, there's some concern for competition. I think if we look at others, there's concern for the continuity of existing programs, and the commitment, longer term, for the capital required to

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

support those programs. Then when you talk about total debt-to-capital of damn near 90 percent here, it kind of puts some of those future programs in peril.

GARY LAPIDUS: OK. Just one last question on the backlog that you show, two questions - does it provide for price down to customers? In other words, is it net of price, expected price downs on carry-over business? And is it net of programs that you know you're coming off of?

JOE MAGLIOCHETTI: Actually it's reflective of the business agreement that we have. So if there's a forecasted price reduction in that business, that's been booked into the numbers. And in fact, it's a reflection of our known business losses as well.

BOB RICHTER: But it does not have price downs on existing businesses. It has the price downs on the new business.

GARY LAPIDUS: Although wouldn't the existing business, some of it, also have sort of contractual price downs in it? Or, I mean, how should we think about that when we hear about these customers, you know, claiming higher and higher year-over-year savings and materials. You know, I think they're now up to three-and-a-half is the number they're throwing at us, three-and-a-half percent.

JOE MAGLIOCHETTI: Those are always interesting numbers, Gary, because I think the target range is from three to four. And I think the reality is that they typically hover around two in terms of what's been achieved. But in our business plan, where we've agreed those kinds of things, we reflected in the numbers.

GARY LAPIDUS:  OK.  All right, thanks.

OPERATOR: Thank you. Our next question is coming from Darren Kimball of Lehman Brothers.

DARREN KIMBALL, LEHMAN BROTHERS: Thanks. If I go ahead and take out the Thai gain - you earned about 26 cents in the second quarter. I say that because it's not going to recur in the third quarter. And I was intrigued by your comments about a third quarter north of 25 cents, and I was hoping you could be a little bit more precise about that sequential walk given that revenues are typically and will be down quite a bit, that you typically have a seasonally much weaker quarter, 3-Q versus 2-Q.

BOB RICHTER: Well we've got a lot of new programs starting up in the third quarter. Secondly, we have recurring payments for design and development costs that we received from our customers, which would argue against taking out the Thailand numbers. And we continue to make progress with a couple more plants closing, on the restructuring.

DARREN KIMBALL: So there will be some similar type of payment from your customer in the third quarter?

BOB RICHTER: Not at that magnitude, Darren, but it always happens. That's my point. I don't recall you calling up and asking us to take the costs out of our operating expenses when they were going through. And what we're doing is getting reimbursed for them.

DARREN KIMBALL: All right. I'm not so much as debating what the second-quarter official number is, as you know, why you were able to do so well sequentially. You mentioned the start-ups. Are the start-ups going to help the third quarter? I would think they'd be a hindrance initially.

BOB RICHTER: Well it gives us some additional volume right now, because on some of these programs all we've got are costs. And we don't have any volume.

JOE MAGLIOCHETTI: Yes. The other thing, Darren, is that in the third quarter we'll begin to run at rate. A lot of those start-ups are already under way as we speak. But they're in the debugging stages, trying to come up to the run rate that's required at optimal production. And that will start to occur as we go through the third and the fourth quarter. So we're enduring some extraordinary costs in the second quarter, associated with start-ups, that will benefit us in the third and fourth.

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BOB RICHTER: One more thing, Darren. As I mentioned earlier, you know, we're taking some one-time hits that are running through the after-market numbers to take out better than a hundred folks in response to the market conditions, and what we're seeing happening on that shift from first to second line on the brakes. And so those costs are in the quarter. And in this third quarter we won't have the cost, and we will have the benefit.

DARREN KIMBALL: So that sounds like a reasonably confident statement about the launches that you're not going to see - you're not worried about some big potholes here. You think that the hard work is behind you?

JOE MAGLIOCHETTI: Absolutely. And these are major, major programs. You know, the F150, the Expedition, the Navigator, all those are running well.

DARREN KIMBALL:  OK, thank you.

OPERATOR:  Thank you.

Our next question is coming from Brett Hoselton of McDonald Investment.

BRETT HOSELTON, MCDONALD INVESTMENT:  Good morning, gentlemen.

JOE MAGLIOCHETTI:  Hi, Brett.

BRETT HOSELTON: First question I had on the ArvinMeritor - is there a reasonable price at which you think that you would allow ArvinMeritor to look at your books? Or is it just such a nonsensical combination in your opinion that you just think that this doesn't make sense for them to look at your books?

JOE MAGLIOCHETTI: Well let me put it another way. If someone came to your home, knocked on the door, and said, "I'd like to buy your house at a price that's less than the market with no financing. And, you know, there's a possibility that it could never occur." Why would you even bother to expend the effort and the conversation?

BRETT HOSELTON:  So I take that as a no.

JOE MAGLIOCHETTI:  Absolutely.

BRETT HOSELTON: OK. And then the second question I had was - the medium and heavy-duty truck, the axles, drive shafts and foundation brakes that you talk about potentially being some anti-trust issues - could you quantify, possibly, the annual sales associated with that business? And then whether the margins, or maybe corporate average, for the heavy-vehicle business are above or below?

JOE MAGLIOCHETTI: I think, you know, that business for us is probably a couple billion dollars in total. Margins tend to be a little stronger because it's a cyclical business, number one. And the unit volumes are less than the automotive production. So the customers typically are willing to accept a little stronger pricing for the reliability and the dependability of supply, even though the unit volumes aren't that attractive. So it's a good business, tends to deliver the cost of capital at the bottom, and something well above that at the top.

BRETT HOSELTON: And then finally, just on the after-market business - as we look out into the third and fourth quarter, this mix issue that you're dealing with right now, it sounds like you anticipate it continuing, given that you're doing a little bit of restructuring?

JOE MAGLIOCHETTI: I think there's been a kind of a continuing shift in the after-market to kind of a second-line of product. And I think some of it might have to do with the reliability and the dependability of the new vehicles, such that on the repair for the second owner - you know, the mileage might be such that they're not really willing to put in the full value of the premium line when they may only have another, you know, 30,000 or 40,000 miles that they're striving to achieve. So that second line, lesser-priced products, seems to have greater appeal. And what we're having to do is restructure our business to accommodate those lower margins.

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

BRETT HOSELTON:  Thank you very much, gentlemen.

OPERATOR:  Thank you.

Our next question is coming from Chris Ceraso of Credit Suisse First Boston.

CHRIS CERASO, CREDIT SUISSE FIRST BOSTON:  Thanks, good morning.

JOE MAGLIOCHETTI:  Good morning.

CHRIS CERASO: Just to follow up on the comments of the restructuring and the after-market business, so you're taking out a hundred people. Are there any further facility closures, or could you just flesh that out a little bit?

BOB RICHTER: The facility closures are pretty much completed in the after-market as part of the original restructuring plan. This is a further reduction in staffing and workforce in response to the market dynamics that Joe talked about.

JOE MAGLIOCHETTI: Typical of the second line, Kris (ph), the services that might be required with a premium line, including training and clinics and all the things that take place on the road, are really frills that aren't required on the second line. You're really selling based upon price and availability. And so what we're doing is, we're kind of trimming out those support functions that are really not necessary.

CHRIS CERASO: So it's not something structural where you need to shrink the business further?

JOE MAGLIOCHETTI:  No.

CHRIS CERASO: And is that the major driver of the shortfall here, or are there other things going on in the after market?

JOE MAGLIOCHETTI:  I think that's probably the primary focus there.

BOB RICHTER: Although we've still got the consolidation trend going on out in the market. I think if you talk to most of the people who sell into the after market, you'll continue to hear about how that consolidation results in excess inventory. And so we're not yet seeing that one-for-one replacement ratio between the part that's used at the installer level, and a re-order at the manufacturing level.

CHRIS CERASO: OK. And then last question on start-up costs - will they be higher or lower in '04 versus '03?

JOE MAGLIOCHETTI: They'll be lower. As we've said, we had about seven million in start-up costs after tax, over and above the normal level in the first quarter. Had about six in the second quarter. But most of these launches happen as we get through the rest of this year.

CHRIS CERASO: So launch costs next year are what, 15 million or so lower than they were this year?

JOE MAGLIOCHETTI: Well it's like I said, it was running six, seven a quarter for two quarters. So it's at least that.
CHRIS CERASO:  OK.  Thanks a lot.

OPERATOR:  Thank you.

Our next question is coming from Mike Kender of Citigroup.

MIKE KENDER, CITIGROUP: Yes, a couple quick follow-ups. One is, on your bank covenants, can you just tell (ph) us on how much room you have under those?

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

BOB RICHTER:  Ample.

MIKE KENDER: OK. So basically nothing's tight for the rest of this year as far as you can see?

BOB RICHTER:  No, not at all.

MIKE KENDER:  OK, great.

BOB RICHTER: And if you run the numbers, you know, what we're talking about in terms of 195 to 215 equates to about 750 of - 750 million of EBITDA. So if check the numbers, we've got plenty of room.

MIKE KENDER: OK. And on the cash sources and uses, looking out into '04, where do you see that restructuring cash use going to, you know, versus the, you know, the 100 to 150 laid out for '03?

BOB RICHTER: The bulk of the cash is gone. You know, it might be $50 million, $60 million, but we're not going to be talking about it that much.

MIKE KENDER: OK. And should we see capital spending, cap ex, ramp up to make up some of that shortfall? Or should that stay down in the.

BOB RICHTER:  I reckon it will stay around the 35 level.

JOE MAGLIOCHETTI: Yes, we've been very prudent on the capital expenditures. And in fact, we've seen substantial benefits because we've outsourced a substantial amount of non-core componentry that we used manufacture internally. So it's given us greater capital efficiency, and in fact lower cost. So we're maybe moving our capital requirements to new lower levels.

MIKE KENDER:  Great.  Thank you.

JOE MAGLIOCHETTI:  Very good.

OPERATOR:  Thank you.

Our next question is coming from John Casesa of Merrill Lynch.

JOHN CASESA, MERRILL LYNCH:  Good morning, everybody.

UNKNOWN MALE #1:  Hi, John.

UNKNOWN MALE #2  Hi, John.

JOHN CASESA: I was wondering if you could give us a little bit more detail on the '04 forecast? And I apologize. I got interrupted here. So if you've reviewed this you don't need to do it again. But what do you expect in terms of margin trends by business unit for '04? That truck (ph) is really strong and that's offsetting weakness in the other businesses? Or do you think improvement in all businesses year-over-year?

JOE MAGLIOCHETTI: We're looking at improvement in all businesses year-over-year, because as you know this has been pretty much a restructuring plan that's touched all four of the business units. So if you're thinking about it, you've got a light-vehicle market that's say at 16 million level here in North America. You've got heavy truck moving up to 245 to 255. You've got the start-up costs behind you. You're more or less at the full run rate after we get those last eight plants closed on the restructuring costs. We got another $400 million worth of new business at pretty decent margins coming in. The interest costs are down, debt's down. And that's pretty much the scenario.

JOHN CASESA: And, Bob, in terms of - so I can see why you have terrific volume growth in heavy truck. You have maybe static industry volumes, but better margin performance, and also revenue growth in light vehicles. And then in after-market, I mean, what do you think there? Is that ...

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

BOB RICHTER: I think on the after-market side, John (ph), business is probably relatively static. But the improvements that we put in place, the reductions in costs and overhead, will continue to flow through the bottom line.

JOHN CASESA:  OK.  Thank you very much.

JOE MAGLIOCHETTI:  Very good.

OPERATOR:  Thank you.

Our last question is coming from Rob Hinchliffe of UBS.

ROB HINCHLIFFE, UBS:  Good morning, everybody.

UNKNOWN MALE #1:  Hey, Rob.

UNKNOWN MALE #2:  Hey, Rob.

ROB HINCHLIFFE: A couple of questions - again, the $2 number for 2004, I just want to make sure I understand it. That's purely operating, no DCC proceeds or any other after-sale proceeds?

BOB RICHTER:  Well there will be proceeds, but no gains ...

ROB HINCHLIFFE:  No gains.  OK.

BOB RICHTER: ... that affect the income number. But I'm sure we'll continue to work the assets down.

ROB HINCHLIFFE:  OK.  So that number is purely a clean-operating number?

BOB RICHTER:  Right.

ROB HINCHLIFFE: And then, what's the tax rate on the DCC and the Thai plant in the quarter? Did after-tax numbers - what's the before-tax numbers?

BOB RICHTER:  Thailand was basically no tax.

ROB HINCHLIFFE:  Right.

BOB RICHTER:  And DCC, we said was seven-and-a-half after tax.

ROB HINCHLIFFE:  And the before tax?

BOB RICHTER: Well it's a little bit difficult because we're using - as you know, I think we've talked about it before - we have a pretty substantial capital-loss carry forward. So a number of these transactions generate capital gains, which allows us to utilize that capital-loss carry forward. So there's often no difference between the before and after.

ROB HINCHLIFFE: And lastly, just thinking about the restructuring plan, taking it out maybe a year further, $2 in '04 - is that a launching pad for the out years? Or I mean can we still expand this even further?

JOE MAGLIOCHETTI: Obviously there's further improvement that we'll see as we move forward. Our numbers, going out to '05 are very attractive, not something we want to present to you today. But clearly it gets back to the historical performance that we've been able to achieve as a corporation.

ROB HINCHLIFFE:  OK.  Thanks, everybody.

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

JOE MAGLIOCHETTI: Very good. Thanks, Rob. And thank you all for joining us on this call. We look forward to talking to you soon.

OPERATOR: Thank you. This does conclude today's teleconference. You may disconnect your lines at this time and have a wonderful day.

END










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